Exhibit 99.1

GUARDFORCE AI CO., LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on August 20, 2021

To the shareholders of Guardforce AI Co., Limited:

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of shareholders (the “Meeting”) of GUARDFORCE AI CO., LIMITED, a Cayman Islands exempted company with limited liability (the “Company”) will be held at Unit 01, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hongkong at 10:00 a.m., local time on Friday, August 20, 2021 (10:00 p.m. Eastern Time on August 19, 2021), for the purpose of, as special business, considering and, if thought fit, passing with or without amendments, the following ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. THAT with immediate effect upon passing, every three (3) issued and unissued existing shares of the Company of US$0.001 (the “Existing Shares”) each be consolidated into one (1) share of US$0.003 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$300,000.00 divided into 300,000,000 Existing Shares of a nominal or par value of US$0.001 each to US$300,000.00 divided into 100,000,000 Consolidated Shares of a nominal or par value of US$0.003 each.

2. THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation.

3. THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$300,000.00 divided into 100,000,000 Consolidated Shares of a nominal or par value of US$0.003 each to US$900,000.00 divided into 300,000,000 Consolidated Shares of a nominal or par value of US$0.003 each (the “Share Capital Increase”).

All shareholders of the Company at the close of business on July 26, 2021 are entitled to notice of, and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof. A list of the shareholders of record entitled to vote at the Meeting may be examined at our offices during the 10-day period preceding the Meeting.

You are cordially invited to attend the Meeting. A proxy statement describing further the matters to be considered at the Meeting is attached to this Notice.

Whether or not you expect to attend the Meeting in person, we urge you to vote your shares of the Company at your earliest convenience. You may vote your shares by either completing, signing and returning the accompanying proxy card or appointing a proxy to vote on your instructions over the Internet or phone. Submitting your proxy now will not prevent you from voting your shares at the Meeting if you desire to do so, as your proxy is revocable at your option before it is exercised at the Meeting.

If you plan to attend the Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please ask the broker, trust, bank or other nominee that holds your shares to provide you a legal proxy evidencing your share ownership. This will enable you to gain admission to the Meeting.

By Order of the Board of Directors,

/s/ Terence Wing Khai Yap
July 28, 2021	Chairman

Notes:

1.	A shareholder entitled to attend and vote at the Meeting is entitled to appoint one proxy or, if he is a holder of more than one share, more than one proxy to attend and, subject to the provisions of the articles of association of the Company, to vote on his/her behalf. A proxy need not be a shareholder of the Company but must be present in person at the Meeting to represent the shareholder. If more than one proxy is so appointed, the appointment shall specify the number of shares of the Company in respect of which each such proxy is so appointed.

2.	Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders be present at the Meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding of the share.

3.	A proxy card for use at the Meeting is enclosed. Whether or not you intend to attend the Meeting in person, you are requested to complete and return the enclosed proxy card in accordance with the instructions printed thereon.

4.	The instrument appointing a proxy shall be in writing under the hand of the appointer or of his/her attorney duly authorized in writing or if the appointer is a corporation, either under seal or under the hands of any officer or attorney duly authorized.

5.	In order to be valid, the proxy card, together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must either (i) be completed and returned to VStock Transfer, LLC, in accordance with the instructions printed on it, or (ii) deposited at the Registered Office of the Company or the place appointed for the Meeting, which is Unit 01, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hongkong before the time for holding the Meeting at which the person named in such instrument proposes to vote.

6.	Completion and return of a proxy card shall not preclude a shareholder from attending and voting in person at the Meeting or any adjournment thereof (as the case may be) and, in such event, the proxy card appointing a proxy shall be deemed to be revoked.

GUARDFORCE AI CO., LIMITED

(Incorporated in the Cayman Islands with limited liability)

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Guardforce AI Co., Limited (the “Board”), a Cayman Islands exempted company with limited liability (the “Company” or “we”), for the extraordinary general meeting of shareholders (the “Meeting”). The Meeting is to be held at 10:00 a.m., local time on Friday, August 20, 2021 (10:00 p.m. Eastern Time on August 19, 2021), and at any adjournment or adjournments thereof, at Unit 01, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hongkong.

GENERAL INFORMATION

Purpose of Meeting

The purpose of the Meeting is to seek shareholder approval to approve the following ordinary resolutions of the Company:

(1) THAT with immediate effect upon passing, every three (3) issued and unissued existing shares of the Company of US$0.001 (the “Existing Shares”) each be consolidated into one (1) share of US$0.003 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$300,000.00 divided into 300,000,000 Existing Shares of a nominal or par value of US$0.001 each to US$300,000.00 divided into 100,000,000 Consolidated Shares of a nominal or par value of US$0.003 each (the “Share Consolidation Proposal”).

(2) THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation (the “Fractional Shares Proposal”).

(3) THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$300,000.00 divided into 100,000,000 Consolidated Shares of a nominal or par value of US$0.003 each to US$900,000.00 divided into 300,000,000 Consolidated Shares of a nominal or par value of US$0.003 each (the “Share Capital Increase Proposal”).

Who May Vote

Only shareholders of our issued and outstanding ordinary shares, par value US$0.001 (“Ordinary Shares”) as of the close of business on July 26, 2021 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Meeting will be available for ten days prior to the Meeting, during office hours, at the Company’s Hong Kong office at Unit 01, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hongkong.

According to the Company’s current Amended and Restated Memorandum and Articles of Association, each Ordinary Share will have one vote per share.

On the Record Date, the Company had 52,762,637 Ordinary Shares issued and outstanding.

Quorum and Votes Required

A quorum is required to transact business at the Meeting. We will have a quorum and be able to conduct the business of the Meeting if one or more shareholders is present in person or by proxy holding at least a majority of the paid up voting share capital of the Company. Should you submit a proxy, even though you abstain as to the proposals, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

In the event that there are not sufficient votes for a quorum, the Meeting will be adjourned to the same day in the next week at the same time and place or to such other day, time and place as the directors may determine.

Adoption of the Share Consolidation Proposal at the Meeting requires the affirmative vote of a simple majority of the total voting power of those Ordinary Shares entitled to vote and voting on that proposal at the Meeting.

Adoption of the Fractional Shares Proposal at the Meeting requires the affirmative vote of a simple majority of the total voting power of those Ordinary Shares entitled to vote and voting on that proposal at the Meeting.

Adoption of the Share Capital Increase Proposal at the Meeting requires the affirmative vote of a simple majority of the total voting power of those Ordinary Shares entitled to vote and voting on that proposal at the Meeting.

Voting Your Proxy

If you hold your shares in your own name, there are four ways to vote:

By Mail. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided;

By Internet. You may vote by proxy by going to the link provided on the enclosed proxy card and following the instructions thereon;

By Telephone. You may vote by proxy by calling the phone number provided on the enclosed proxy card and following the instructions thereon; and

By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

In Person. You may vote in person at the Meeting. We will give you a ballot when you arrive. You may still attend the Meeting and vote in person if you have already voted by proxy or given your proxy authorization.

If your Ordinary Shares are held through a broker, trust, bank, or other nominee, please refer to the information forwarded to you by such holder of record to obtain a valid proxy from it. You will need to bring this legal proxy with you to the Meeting in order to vote in person.

The shares represented by any proxy duly given will be voted at the Meeting in accordance with the instructions of the shareholder. If you are a registered holder and no specific instructions are given the shares will be voted FOR each of the proposals. If you are a beneficial holder (i.e., you hold your shares through a bank or broker) and do not provide voting instructions to your broker, your shares will not be voted by your broker on any of the proposals and broker non-votes are not available at this Meeting. Please note that brokers who hold Ordinary Shares for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner. If a broker indicates on the enclosed proxy card or its substitute that such broker does not have discretionary authority to vote on a particular matter (broker non-votes), those shares will be considered as present for purposes of determining the presence of a quorum but will not be treated as shares entitled to vote on that matter. Note that, if you are a beneficial owner and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on any of the proposals because we expect all of the proposals included in this proxy statement are deemed “non-routine” in accordance with applicable NYSE rules and interpretations. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Meeting.

Revoking Your Proxy

You may change your proxy instructions at any time prior to the vote at the Meeting. For shares held directly as the shareholder of record, you may accomplish this by granting another proxy that is properly signed and bears a later date, by sending a properly signed written notice to us or by attending the Meeting and voting in person. To revoke a proxy previously submitted through the Internet, phone or fax, you may simply vote again at a later date, using the same procedures, in which case your later submitted vote will be recorded and your earlier vote revoked. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you change your proxy instructions as described above. For shares held beneficially by you, you may change your vote by submitting new voting instructions to your broker or nominee. All written notices to the Company should be addressed as follows: Unit 01, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hongkong, Attention: Corporate Secretary.

If the Meeting is adjourned for any reason, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting (except for any proxies that have at that time effectively been revoked or withdrawn).

PROPOSAL ONE

SHARE CONSOLIDATION

We plan to list our Ordinary Shares on The Nasdaq Capital Market under the trading symbol of “GFAI” in connection with our initial public offering. In order for our Ordinary Shares to be approved to list on The Nasdaq Capital Market, we must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5505(a)(1) requires that listed shares have a minimum bid price of US$4.00 per share (the “Bid Price Rule”) as one of the initial listing requirements for primary equity securities.

To satisfy the Bid Price Rule, either the bid price of Ordinary Shares is at least US$4.00 or the closing price of Ordinary Shares is at least US$3.00 per share, if the Company meets the requirements of the Equity or Net Income Standards under Rules 5505(b)(1) or (b)(3), or the closing price of Ordinary Shares is at least US$2.00 per share, if the Company meets the requirements of the Market Value of Listed Securities Standard under Rule 5505(b)(2).

To enhance our ability to satisfy the Bid Price Rule, our Board believes that it is in the best interest of the Company and the shareholders to effectuate the Share Consolidation to increase the market price of our Ordinary Shares. As a result, the Board is soliciting shareholders’ approval of the Share Consolidation of the Company’s Ordinary Shares at a ratio of one-for-three and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of Ordinary Shares of the Company and compulsorily redeem any fractional shares arising under the Share Consolidation so that (subsequent to such redemption) the shareholder holds a whole number of shares (See Proposal Two Fractional Shares below).

In addition, there can be no assurance that, after the Share Consolidation, we would be able to receive approval of listing of our Ordinary Shares on The NASDAQ Capital Market. The NASDAQ Capital Market maintains several other initial listing requirements applicable to the listing of our Ordinary Shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Ordinary Shares than they currently own. While we expect that the Share Consolidation will result in an increase in the market price of our Ordinary Shares, it may not increase the market price of our Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of our Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of our Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized shares will be consolidated at the ratio of one-for-three. As indicated in the Share Capital Increase Proposal below, we are also seeking our shareholders’ approval to increase our authorized shares to 300,000,000 shares immediately following the Share Consolidation.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Ordinary Shares at the ratio of one-for-three. In addition, the par value of Ordinary Shares will be increased by the same ratio.

For example, a shareholder holding 600 Ordinary Shares, par value US$0.001 before the Share Consolidation would hold 200 Ordinary Shares, par value US$0.003 per share after the Share Consolidation. However, each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see below).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Ordinary Shares in exchange for certificates representing post-consolidation Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Federal Income Tax Consequences of the Share Consolidation

The Share Consolidation should be a tax-free transaction under the Internal Revenue Code of 1986, as amended. Therefore, a shareholder generally will not recognize gain or loss on the Share Consolidation, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-consolidation shares. The holding period and tax basis of the pre- consolidation Ordinary Shares will be transferred to the post- consolidation Ordinary Shares (excluding any portion of the holder’s basis allocated to fractional shares).

This discussion should not be considered as tax or investment advice, and the tax consequences of the Share Consolidation may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the Ordinary Shares that are entitled to vote and voting at the Meeting is required to approve the Share Consolidation Proposal.

Recommendation of the Board

The Board unanimously recommends a vote FOR approving the Share Consolidation Proposal.

PROPOSAL TWO

FRACTIONAL SHARES

On July 26, 2021, the Board of the Company approved, and directed that there be submitted to the holders of the Company’s Ordinary Shares for approval, that immediately following the approval of the Share Consolidation Proposal, all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation.

The Company does not currently intend to issue fractional shares in connection with the Share Consolidation to the shareholders. If this proposal is approved by the shareholders at the Meeting, the Board will have the authority to compulsorily redeem any fractional shares arising under the Share Consolidation so that subsequent to such redemption, the shareholder holds a whole number of shares. The Company will pay in cash the fair value of fractions of a share as of the time when such fractions are redeemed. Any shareholder whose fractional shares are redeemed will be entitled, upon surrendering to the exchange agent of certificates representing such Ordinary Shares or, in the case of non-certificated Ordinary Shares, such proof of ownership as required by the exchange agent, to receive cash (without interest or deduction) as a result of the redemption. The Board has determined that the fair value of fractions will be the closing price of Ordinary Shares on a post-consolidation basis on the applicable trading market on the first trading date of the Ordinary Shares following the Share Consolidation.

If the Share Consolidation Proposal is not approved, then this Fractional Shares Proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the Ordinary Shares entitled to vote and voting at the Meeting is required to approve the Fractional Shares Proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote FOR approving the Fractional Shares Proposal.

PROPOSAL THREE

SHARE CAPITAL INCREASE

On July 26, 2021, the Board of the Company approved, and directed that there be submitted to the holders of the Company’s Ordinary Shares for approval, that immediately following the approval of the Share Consolidation Proposal, the authorized share capital of the Company be increased from US$300,000.00 divided into 100,000,000 shares of a nominal or par value of US$0.003 each to US$900,000.00 divided into 300,000,000 shares of a nominal or par value of US$0.003 each (the “Share Capital Increase Proposal”).

If the Share Consolidation Proposal is not approved, then this Share Capital Increase Proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the Ordinary Shares entitled to vote and voting at the Meeting is required to approve the Share Capital Increase Proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote FOR approving the Share Capital Increase Proposal.

OTHER MATTERS

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

By Order of the Board of Directors,

/s/ Terence Wing Khai Yap
July 28, 2021	Chairman